IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

02013207

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REC'D S.E.C.
JAN 2 8 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for January 28, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82831
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on January 28, 2002.

IndyMac MBS, INC.

By: ______________________
S. Blair Abernathy
Executive Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2002-A

New Issue Computational Materials

$515,000,000

Residential Asset Securitization Trust 2002-A1
Issuer

IndyMac MBS, Inc.
Depositor

IndyMac Bank, FSB
Seller and Master Servicer

January 7, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A-1	$153,340,000	29.77%	Fixed (d)	**1.00**	0 / 22	11/25/03	12/25/18	Aaa/AAA
A-2	163,208,000	31.69%	Fixed (d)(h)	**3.00**	21 / 33	7/25/06	9/25/26	Aaa/AAA
A-3	51,733,000	10.05%	Fixed (d)(h)	**5.25**	53 / 20	2/25/08	7/25/28	Aaa/AAA
A-4	45,748,000	8.88%	Fixed (d)(h)	**7.00**	72 / 25	2/25/10	1/25/30	Aaa/AAA
A-5	70,071,000	13.61%	Fixed (d)(e)(h)	**9.66**	96 / 25	2/25/12	4/25/32	Aaa/AAA
A-IO	(g)	(g)	(f)	**1.14** (h)	18 / 12	7/25/04	7/25/04	Aaa/AAA
M-1	11,588,000	2.25%	Fixed (d)(e)(h)	**6.68**	39 / 82	2/25/12	4/25/32	Aa2/AA
M-2	10,300,000	2.00%	Fixed (d)(e)(h)	**6.68**	39 / 82	2/25/12	4/25/32	A2/A
B	9,012,000	1.75%	Fixed (d)(e)(h)	**6.68**	39 / 82	2/25/12	4/25/32	Baa2/BBB
Total	**$515,000,000**	100.00%						

Notes:
(a) The principal balance of each Class of Certificates is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 6% building to 20% in 12 months, and remaining constant at 20% thereafter.
(c) The Certificates will be priced to a 10% cleanup call.
(d) Subject to a net wac cap rate equal to (1) until the distribution date in July 2004, the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (2) thereafter, the weighted average of the net mortgage rates on the mortgage loans.
(e) The initial pass-through rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.
(f) Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans, the pass-through rate for the Class A-IO Certificates will be 3.25% per annum. The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.
(g) The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $[51,500,000]; from and including the 20th through the 24th distribution date $[43,775,000]; from and including the 25th through the 30th distribution date $[36,050,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
(h) Duration.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of December 1, 2001. The actual pool balance as of the Closing Date is expected to be approximately $515,000,000.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE STRUCTURE

Class A-1 through A-5 Certificates (the "Certificates")
The Class A-1, A-2, A-3, A-4, and A-5 Certificates will receive principal sequentially, in that order.
The Certificates will be issued as fixed-rate securities.

Class A-IO Certificates
The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $[51,500,000]; from and including the 20th through the 24th distribution date $[43,775,000]; from and including the 25th through the 30th distribution date $[36,050000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). The coupon on the Class A-IO Certificates will be 3.25% per annum.

Class M Certificates
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates
The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Summary of Terms

Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	December 1, 2001
Cut-off Date:	January 1, 2002
Closing Date:	On or about January 292002
Distribution Date:	25th day of each month (or the next business day), commencing February 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates will be per annum fixed rates.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The "accrual period" for the Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months.
Principal Payments:	The Certificates will receive payments of principal in the following order: to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero. After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Class Certificate Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the original Class Certificate Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Class Certificate Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and

3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Class Certificate Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Funds: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Funds will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicier and any Subservicer and reduced by Servicing Fees and the fees of the Trustee. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate and (2) the Trustee's Fee Rate.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net WAC Cap Rate:	(A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such distribution date occurs.
Notional Amount:	The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $[51,500,000]; from and including the 20th through the 24th distribution date $[43,775,000]; from and including the 25th through the 30th distribution date $[36,050,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Priority of Payments:

Interest Distributions

1) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount for such class for such distribution date;
2) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
3) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
4) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Unpaid Interest Shortfall for each such class for such distribution date;
5) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
6) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
7) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;

Principal Distributions

<u>Prior to the Stepdown Date or on which a Trigger Event is in effect</u>

1) To the holders of Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal Distributions (cont'd)

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class C Certificates and Class R Certificates, as provided in the pooling and servicing agreement.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 12.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 7.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.50% and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Class Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in February 2005 and (y) the first distribution date for which the aggregate Class Certificate Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to 12.00%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed [2.25]% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed [3.25]% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed [10.00]% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 6.00% for the Class A Certificates; 3.75% for the Class M-1 Certificates and 1.75% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread is expected to be available to build OC commencing on the May 2002 Distribution Date (i.e., three-month spread holiday). On the first distribution date, excess spread (before losses) is expected to equal [167] bps per annum. For the next 29 distribution dates, so long as the Class A-IO Certificate are outstanding, the amount of excess spread (before losses) is expected to decline each month, until the 30th distribution date, when the amount of excess spread (before losses) is expected to equal approximately [60] bps per annum. On the 31st distribution date, excess spread (before losses) is expected to increase to [90] bps per annum.

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Overcollateralization Release Amount:	For any distribution date, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.
Overcollateralization Target Amount:	For any distribution date, $2,75,000.
Overcollateralized Amount:	For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Class Certificate Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).
Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Trustee Fee of 0.009% per annum, payable monthly.
Optional Call:	At its option, the holder of the servicer may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Prepayment Sensitivity Tables

Class A-1 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	9.95	1.70	1.24	**1.00**	0.85	0.74	0.67	0.61
Modified Duration (years)	8.19	1.62	1.20	**0.97**	0.82	0.72	0.65	0.59
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	10/25/18	5/25/05	5/25/04	**11/25/03**	7/25/03	5/25/03	3/25/03	1/25/03
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	201	40	28	**22**	18	16	14	12
Illustrative Yield @ Par (30/360)	3.09%	2.99%	2.95%	**2.91%**	2.87%	2.84%	2.80%	2.77%

Class A-2 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	20.91	5.63	3.92	**3.00**	2.43	2.03	1.76	1.55
Modified Duration (years)	11.74	4.63	3.39	**2.67**	2.20	1.86	1.63	1.44
First Principal Payment	10/25/18	5/25/05	5/25/04	**11/25/03**	7/25/03	5/25/03	3/25/03	1/25/03
Last Principal Payment	8/25/26	8/25/10	1/25/08	**7/25/06**	9/25/05	12/25/04	7/25/04	3/25/04
Principal Lockout (months)	200	39	27	**21**	17	15	13	11
Principal Window (months)	95	64	45	**33**	27	20	17	15
Illustrative Yield @ Par (30/360)	5.89%	5.84%	5.81%	**5.78%**	5.74%	5.71%	5.68%	5.65%

Class A-3 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.53	9.95	6.92	**5.25**	4.20	3.47	2.85	2.45
Modified Duration (years)	12.05	7.09	5.40	**4.31**	3.57	3.01	2.53	2.20
First Principal Payment	8/25/26	8/25/10	1/25/08	**7/25/06**	9/25/05	12/25/04	7/25/04	3/25/04
Last Principal Payment	6/25/28	6/25/13	1/25/10	**2/25/08**	11/25/06	1/25/06	6/25/05	10/25/04
Principal Lockout (months)	294	102	71	**53**	43	34	29	25
Principal Window (months)	23	35	25	**20**	15	14	12	8
Illustrative Yield @ Par (30/360)	6.63%	6.61%	6.59%	**6.57%**	6.55%	6.53%	6.50%	6.47%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Prepayment Sensitivity Tables

Class A-4 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	27.20	13.13	9.23	**7.00**	5.59	4.62	3.91	3.26
Modified Duration (years)	11.79	8.31	6.58	**5.36**	4.48	3.82	3.32	2.83
First Principal Payment	6/25/28	6/25/13	1/25/10	**2/25/08**	11/25/06	1/25/06	6/25/05	10/25/04
Last Principal Payment	12/25/29	2/25/17	9/25/12	**2/25/10**	7/25/08	5/25/07	7/25/06	12/25/05
Principal Lockout (months)	316	136	95	**72**	57	47	40	32
Principal Window (months)	19	45	33	**25**	21	17	14	15
Illustrative Yield @ Par (30/360)	7.09%	7.08%	7.06%	**7.05%**	7.03%	7.01%	6.99%	6.96%

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	28.58	17.59	12.64	**9.66**	7.68	6.32	5.36	4.57
Modified Duration (years)	11.78	9.68	8.05	**6.74**	5.71	4.92	4.30	3.78
First Principal Payment	12/25/29	2/25/17	9/25/12	**2/25/10**	7/25/08	5/25/07	7/25/06	12/25/05
Last Principal Payment	10/25/30	4/25/20	3/25/15	**2/25/12**	1/25/10	8/25/08	8/25/07	10/25/06
Principal Lockout (months)	334	180	127	**96**	77	63	53	46
Principal Window (months)	11	39	31	**25**	19	16	14	11
Illustrative Yield @ Par (30/360)	7.27%	7.26%	7.25%	**7.24%**	7.23%	7.21%	7.20%	7.18%

Class A-5 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	28.93	20.09	15.07	**11.64**	9.32	7.68	6.48	5.55
Modified Duration (years)	11.83	10.22	8.79	**7.52**	6.49	5.65	4.96	4.39
First Principal Payment	12/25/29	2/25/17	9/25/12	**2/25/10**	7/25/08	5/25/07	7/25/06	12/25/05
Last Principal Payment	12/25/31	8/25/30	5/25/27	**12/25/22**	2/25/19	3/25/16	12/25/13	4/25/12
Principal Lockout (months)	334	180	127	**96**	77	63	53	46
Principal Window (months)	25	163	177	**155**	128	107	90	77
Illustrative Yield @ Par (30/360)	7.27%	7.28%	7.28%	**7.27%**	7.26%	7.26%	7.25%	7.23%

Class A-IO (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	2.26	2.26	2.26	**2.26**	2.26	2.26	2.26	2.26
Modified Duration (years)	1.14	1.14	1.14	**1.14**	1.14	1.14	1.14	1.14
First Principal Payment	8/25/03	8/25/03	8/25/03	**8/25/03**	8/25/03	8/25/03	8/25/03	8/25/03
Last Principal Payment	7/25/04	7/25/04	7/25/04	**7/25/04**	7/25/04	7/25/04	7/25/04	7/25/04
Principal Lockout (months)	18	18	18	**18**	18	18	18	18
Principal Window (months)	12	12	12	**12**	12	12	12	12
Illustrative Yield @ 6.76994%	5.25%	5.25%	5.25%	**5.25%**	5.25%	5.25%	5.25%	5.25%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Prepayment Sensitivity Tables

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.31	12.40	8.78	**6.68**	5.36	4.55	4.04	3.73
Modified Duration (years)	11.79	7.86	6.22	**5.08**	4.27	3.74	3.40	3.18
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	3/25/05	3/25/05
Last Principal Payment	10/25/30	4/25/20	3/25/15	**2/25/12**	1/25/10	8/25/08	8/25/07	10/25/06
Principal Lockout (months)	265	74	51	**39**	36	36	37	37
Principal Window (months)	80	145	107	**82**	60	43	30	20
Illustrative Yield @ Par (30/360)	6.96%	6.94%	6.93%	**6.91%**	6.89%	6.88%	6.86%	6.85%

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.43	13.29	9.67	**7.42**	5.97	5.05	4.46	4.09
Modified Duration (years)	11.80	8.07	6.51	**5.38**	4.57	4.02	3.65	3.41
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	3/25/05	3/25/05
Last Principal Payment	12/25/31	9/25/30	7/25/27	**2/25/23**	4/25/19	4/25/16	2/25/14	5/25/12
Principal Lockout (months)	265	74	51	**39**	36	36	37	37
Principal Window (months)	94	270	255	**214**	171	135	108	87
Illustrative Yield @ Par (30/360)	6.96%	6.96%	6.95%	**6.94%**	6.93%	6.92%	6.91%	6.90%

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.31	12.40	8.78	**6.68**	5.36	4.53	4.01	3.66
Modified Duration (years)	11.67	7.81	6.20	**5.06**	4.26	3.72	3.37	3.12
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	10/25/30	4/25/20	3/25/15	**2/25/12**	1/25/10	8/25/08	8/25/07	10/25/06
Principal Lockout (months)	265	74	51	**39**	36	36	36	36
Principal Window (months)	80	145	107	**82**	60	43	31	21
Illustrative Yield @ Par (30/360)	7.06%	7.04%	7.03%	**7.01%**	6.99%	6.98%	6.96%	6.95%

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.43	13.30	9.67	**7.42**	5.97	5.04	4.43	4.03
Modified Duration (years)	11.69	8.01	6.48	**5.36**	4.55	3.99	3.62	3.36
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	12/25/31	9/25/30	8/25/27	**3/25/23**	5/25/19	6/25/16	3/25/14	6/25/12
Principal Lockout (months)	265	74	51	**39**	36	36	36	36
Principal Window (months)	94	270	256	**215**	172	137	110	89
Illustrative Yield @ Par (30/360)	7.06%	7.06%	7.05%	**7.04%**	7.03%	7.02%	7.01%	6.99%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class B (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.31	12.40	8.78	**6.68**	5.36	4.53	3.99	3.62
Modified Duration (years)	11.67	7.81	6.20	**5.06**	4.26	3.72	3.35	3.09
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	10/25/30	4/25/20	3/25/15	**2/25/12**	1/25/10	8/25/08	8/25/07	10/25/06
Principal Lockout (months)	265	74	51	**39**	36	36	36	36
Principal Window (months)	80	145	107	**82**	60	43	31	21
Illustrative Yield @ Par (30/360)	7.06%	7.04%	7.03%	**7.01%**	6.99%	6.98%	6.96%	6.95%

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	26.43	13.30	9.67	**7.42**	5.97	5.04	4.42	3.99
Modified Duration (years)	11.69	8.01	6.48	**5.36**	4.55	3.99	3.60	3.33
First Principal Payment	3/25/24	4/25/08	5/25/06	**5/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	12/25/31	10/25/30	9/25/27	**5/25/23**	6/25/19	7/25/16	4/25/14	6/25/12
Principal Lockout (months)	265	74	51	**39**	36	36	36	36
Principal Window (months)	94	271	257	**217**	173	138	111	89
Illustrative Yield @ Par (30/360)	7.06%	7.06%	7.05%	**7.04%**	7.03%	7.02%	7.00%	6.99%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Statistical Calculation Date	12/1/01
Pool Principal Balance	$412,682,279
Average Principal Balance	$371,786
Range of Principal Balance	$17,408 - $2,145,000
WA Gross WAC	7.735%
Range of Gross WAC	6.125% - 14.100%
WAM (mos)	359
WA Age (mos)	0
WA Original Term (mos)	359
Balloon / Fully Amortizing	0.00% / 100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	680
620 to 639	17.60%
640 to 659	21.35%
660 to 679	19.56%
680 to 699	15.14%
700 to 719	7.18%
720 to 739	6.14%
740 to 759	5.51%
760 to 779	3.56%
780 to 799	2.95%
800 and above	0.82%
Not Available	0.19%
Original LTV	
Weighted Average	74.11%
Less than 40.01%	1.18%
40.01% to 50.00%	3.54%
50.01% to 60.00%	9.04%
60.01% to 70.00%	21.60%
70.01% to 80.00%	45.90%
80.01% to 90.00%	13.57%
90.01% to 100.00%	5.18%
% with LTV's > 80%	18.75%
% with LTV's > 80% with MI	81.58%
Insurance	
Conventional MI	15.31%
Non-MI	84.69%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Property Type	
Single Family	77.25%
PUD	11.35%
Two Family	2.99%
Condominium (Low-rise)	2.10%
Three Family	0.69%
Four Family	0.70%
Coop	2.93%
Condominium (High-rise)	0.59%
Townhouse	1.34%
Manufactured Housing	0.04%
Unknown	0.02%
Occupancy Status	
Owner Occupied	91.18%
Investor Property	5.64%
Second Home	3.18%
Documentation	
Full Documentation	28.37%
Reduced Documentation	32.15%
No Ratio	24.53%
No Documentation	14.96%
Loan Purpose	
Purchase Money	36.12%
Cash-Out Refinance	37.18%
Rate/Term Refinance	26.70%
Geographic Concentration (> 5% of Total)	
California	45.76%
Northern CA	15.95%
Southern CA	29.81%
New York	19.48%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.